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Document is copied.
Filed by First Virtual Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: CUseeMe Networks, Inc. Commission File No.: 000-21415

[PictureTel Logo]   [1st Virtual Communications Logo]   [CUseeMe Networks Logo]


NEWS RELEASE


Contact:
For PictureTel                      For First Virtual:    For CUseeMe Networks:
Nicole Burdette/Kevin Caviston      Melissa Malley        Tanya Prather
O'Keeffe & Company, Inc.            First Virtual         CUseeMe Networks
(610) 325-6553, ext. 13             (408) 330-7315        (603) 886-9050 ext 359



         PICTURETEL, FIRST VIRTUAL COMMUNICATIONS, AND CUSEEME NETWORKS
                   ANNOUNCE AGREEMENT FOR A STRATEGIC ALLIANCE

     PARTNERS TO INTEGRATE TECHNOLOGY AND MARKETING PROGRAMS TO DELIVER THE
         INDUSTRY'S FIRST END-TO-END RICH MEDIA COMMUNICATIONS SOLUTION


ANDOVER, MA, SANTA CLARA, CA, AND NASHUA, NH, MAY 8, 2001 - PictureTel(R) Corporation (NASDAQ: PCTL), FirsT Virtual Communications (NASDAQ: FVCX), and CUseeMe Networks (NASDAQ: CUSM) today announced an agreement for a strategic technology, marketing, and distribution alliance that is expected to deliver the industry's most powerful end-to-end rich media collaboration solution for enterprises and service providers.

         By combining the three companies' best-of-breed audio, video, web collaboration, application server, multipoint server and client technologies, this strategic alliance is expected to create the most scalable and functional rich media communications solution on the market.

         "Today's announcement underscores our commitment to deliver a full spectrum of multi-media collaboration solutions incorporating iPower(TM)," states Dr. Norman Gaut, PictureTel's chairman of the board and chief executive officer. "This partnership will result in the first true fully integrated, end-to-end solution that will simplify the implementation, management, and utilization of rich media collaboration capabilities at the enterprise level. Importantly, we will take advantage of the combined strength of our global direct and multi-level distribution channels to significantly expand our delivery of these industry leading products."

         Under the terms of the letter of agreement executed today, PictureTel will provide engineering personnel and a license for its PurePoint(TM) rich media communications solution to First Virtual Communications, which will integrate its key features into First Virtual Communication's Click To Meet(TM) platform.


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         In addition, the Companies will cross-license their unique technologies, including iPower and the CUseeMe Networks' software video client, for integration into each party's products, enabling the delivery of a fully integrated and complementary end-to-end solution. Specific financial terms were not disclosed. However, in consideration of technology, marketing, and sales contributions, PictureTel will receive warrants of up to 15 percent of First Virtual Communications' current outstanding common stock, exercisable upon PictureTel's achievement of specified milestones.

         "Our mission is to change the way people communicate. This is no simple task. Each of our three companies has approached the challenge with a different set of capabilities. Only by combining our efforts will we accelerate the delivery of a solution that our customers require to make collaboration seamless and simple," states Ralph Ungermann, chairman of the board and chief executive officer, First Virtual Communications. "We are 100 percent committed to delivering an end-to-end enterprise and service provider solution and are continuing our expansion into the consumer market. Our merger with CUseeMe Networks and our agreement for an alliance with PictureTel, announced today, are critical steps towards achieving these goals."

         PictureTel's PurePoint is a web-based bridge control application that uses directories, calendars, and messenger services to automate point-to-point and multipoint conferences. Click to Meet, with its simple point-and-click interface, is a gatekeeper-based application and management platform that seamlessly integrates videoconferencing, streaming, and data collaboration into an easy-to-use, web-based rich media communications solution. The CUseeMe(R) Videoware solution, a complete software-based rich media communications environment from CUseeMe Networks that interfaces with existing messaging and collaboration environments such as Microsoft(R) Exchange(TM), will be integrated with First Virtual's Click to Meet as part of the merger announced recently between the two companies.

         The agreement also provides for integration with CUseeMe Networks' award-winning Multipoint Control Unit (MCU), the CUseeMe Conference Server. When coupled with CUseeMe Networks' powerful web-based software video client, the CUseeMe Conference Server addresses the needs of the enterprise desktop and consumer markets by providing robust and cost-effective solutions for large-scale deployment.

         "Organizations around the world and across vertical market sectors are racing to figure out how to make best use of their in-demand knowledge resources to achieve competitive advantage," states Killko Caballero, chairman of the board, chief executive officer, and president, CUseeMe Networks. "We believe there is no question that these collaboration tools will be a business necessity. Working together, our companies are well positioned to take advantage of this growing market."

         The collaboration is subject to the completion of the merger between CUseeMe Networks and First Virtual Communications. The definitive agreement for the collaboration is expected to be executed by the parties by August 1, 2001.


DELIVERING A COMPLETE RICH MEDIA CUSTOMER SOLUTION

         Together, the organizations plan to deliver the industry's first integrated end-to-end rich media communications solution, which will include:


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         -        Application servers that automate management of video and
                  audio telephony, data collaboration, and streaming across IP, ISDN, DSL, PSTN, and ATM networks
         -        Scheduling, directory, and messenger services
         -        Conference room and desktop clients
         -        Multi-point conferencing units, gateways, and gatekeepers

         Most important, the alliance is expected to deliver significant benefits for the customer. First, through the combination of PurePoint and Click to Meet, end users will have access to the most functional and scalable rich media management application on the market today. Secondly, the incorporation of the iPower feature set into all jointly offered products (end-point, MCU, gateway, gatekeeper, application server) is expected to provide the world's first end-to-end rich media solution that should allow customers to benefit from the superior features of iPower in multipoint as well as point-to-point conferences. This means that customers may expect to collaborate using 14kHz Siren(TM) audio and engage the power and simplicity of People+Content(TM) in bridged calls, while enjoying the additional automation/control benefits of Click to Meet. Thirdly, customers may expect to see new products coming to market faster and with richer feature sets as the three companies focus on their core development strengths and collaborate to eliminate development overlap.

         "End users have clearly been asking for an end-to-end rich media collaboration solution for the enterprise that is easy to deploy and simple to use," states Dr. S. Ann Earon, president, Telemanagement Resources International. "This alliance and the commitment to cooperation between PictureTel, CUseeMe Networks, and First Virtual Communications makes great sense."

         The parties have agreed to engage in a worldwide strategic marketing effort to drive the expansion of the market. All parties have agreed to sell each other's products, in addition to the new products to be developed by the partnership, in bundled and stand-alone configurations specific to their respective customers' requirements. Harnessing the combined global distribution capabilities of the three organizations, customers are expected to have access to the most advanced portfolio of collaboration solutions and services in the industry.

         In March 2001, First Virtual Communications and CUseeMe Networks announced that they have agreed to merge to create one of the market's leading rich media communications providers. The merged company will retain the name First Virtual Communications, Inc. By harnessing First Virtual's expertise in broadband rich media networking and CUseeMe Networks' state-of-the-art software-based visual collaboration technologies, the combined company plans to deliver integrated end-to-end solutions seamlessly across multiple network types, including IP, ISDN, ATM, PSTN, and DSL to enterprises, service providers, and consumer markets worldwide.

      Greenbridge Partners LLC acted as exclusive financial advisor to PictureTel and FVC in connection with the strategic alliance.

ABOUT PICTURETEL

      PictureTel Corporation (NASDAQ: PCTL) is the world leader in developing, manufacturing, and marketing a full range of visual- and audio- collaboration platforms. PictureTel markets network conferencing servers in addition to the complete range of end-point products and delivers a global capability to service, support, and provide complete solutions for customers needing rich media communications. PictureTel is fundamentally in the business of eliminating the barrier of distance, enabling people to be ANYWHERE NOW(TM). For more information, visit www.picturetel.com.


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ABOUT FIRST VIRTUAL COMMUNICATIONS

         First Virtual Communications, Inc. (NASDAQ: FVCX) is a leader in rich media communications solutions, providing systems and services that enable system integrators and service providers to deliver an integrated suite of collaboration applications to their enterprise customers. First Virtual Communications also delivers solutions directly to corporate and public sector enterprises. The company's flagship product, Click to Meet(TM), is the industry's communications platform for high quality, face-to-face e-collaboration. It is designed to seamlessly integrate video and audio telephony, data collaboration, and streaming across IP, ISDN, DSL, and ATM networks. Click to Meet provides the optimal platform for delivering a new generation of video enabled B2B web applications, for commerce, distance learning, telemedicine, federal and state governments, and the judiciary. Further information about the company is available at http://www.fvc.com.

ABOUT CUSEEME NETWORKS

         CUseeMe Networks (NASDAQ: CUSM) is a leading provider of innovative technologies that enable voice and visual communications over IP-based networks. CUseeMe Networks provides cost-effective, integrated end-to-end software solutions for large-scale deployments of video collaboration to enterprise desktops. With over a decade of IP-based communications experience, CUseeMe Networks is the pioneer in interactive voice, video, and data collaboration. Its award-winning technology facilitates standards-based collaborative communications, both one-on-one and in groups, over corporate intranets, virtual private networks (VPNs), and the open Internet. Products such as the CUseeMe Conference Server, a software-based multipoint control unit (MCU), and CUseeMe Videoware, a complete end-to-end solution for integrated rich media communications, provide maximum flexibility, seamless integration, and scalability, in combination with outstanding performance, reliability, and features. The company's desktop conferencing solutions are integrated seamlessly into popular enterprise messaging and collaboration environments such as Microsoft Exchange. CUseeMe Networks partners with resellers, integrators and service providers to deploy its solutions worldwide. Information about CUseeMe Networks can be found on the web at http://www.cuseeme.com.

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Cautionary statements:

FIRST VIRTUAL COMMUNICATIONS: EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS, "BELIEVES," "ANTICIPATES," "EXPECTS" AND WORDS OF SIMILAR IMPORT. SUCH FORWARD-LOOKING STATEMENTS HAVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF FIRST VIRTUAL COMMUNICATIONS, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS: FIRST VIRTUAL COMMUNICATIONS' LIMITED OPERATING HISTORY AND VARIABILITY OF OPERATING RESULTS, FIRST VIRTUAL COMMUNICATIONS' RECENT LAUNCH OF ITS BROADBAND VIDEO SERVICES OFFERING, MARKET ACCEPTANCE OF VIDEO TECHNOLOGY, FIRST VIRTUAL COMMUNICATIONS' DEPENDENCE ON ATM BACKBONE TECHNOLOGY, POTENTIAL INABILITY TO MAINTAIN BUSINESS RELATIONSHIPS WITH TELECOMMUNICATIONS CARRIERS, DISTRIBUTORS AND SUPPLIERS, RAPID TECHNOLOGICAL CHANGES, COMPETITION AND CONSOLIDATION IN THE VIDEO NETWORKING INDUSTRY, THE IMPORTANCE OF ATTRACTING AND RETAINING PERSONNEL, MANAGEMENT OF FIRST VIRTUAL COMMUNICATIONS' GROWTH, THE RISK THAT THE MERGER WITH CUSEEME NETWORKS WILL NOT BE COMPLETED AS ANTICIPATED AND THAT THE TWO COMPANIES MAY NOT BE SUCCESSFULLY INTEGRATED, THE FAILURE OF THE PARTIES TO EXECUTE A DEFINITIVE COLLABORATION AGREEMENT, AND OTHER RISK FACTORS REFERENCED IN FIRST VIRTUAL


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COMMUNICATIONS' PUBLIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION,
INCLUDING THE COMPANY'S REPORT ON FORM-10 K FOR THE YEAR ENDED DECEMBER 31,
2000.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BETWEEN FIRST VIRTUAL COMMUNICATIONS AND CUSEEME NETWORKS, INC. WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC.

FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC., AND THEIR RESPECTIVE EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC. WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN FIRST VIRTUAL COMMUNICATIONS, INC.'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2000 AND CUSEEME NETWORKS, INC.'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 2000. THESE DOCUMENTS ARE AVAILABLE FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV AND FROM FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC.

PICTURETEL: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS ABOUT PICTURETEL'S TECHNOLOGY AND ITS PARTICIPATION IN THE STRATEGIC ALLIANCE. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM PROJECTED RESULTS THAT ARE EXPRESSED OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS DUE TO MANY FACTORS SUCH AS, FOR EXAMPLE, COMPETITIVE PRESSURES, CHANGES IN TECHNOLOGY, THE FAILURE OF THE PARTIES TO EXECUTE A DEFINITIVE AGREEMENT, THE DIFFICULTY IN FORECASTING IN OVERSEAS MARKETS AND INDIRECT CHANNELS. ADDITIONAL INFORMATION CONCERNING RISKS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER IS CONTAINED IN THE PICTURETEL'S ANNUAL REPORT ON FORM 10-K AND ITS FORM 10-Q AS FILED WITH THE SEC. PICTURETEL UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



PictureTel is a registered trademark of PictureTel Corporation. PictureTel 900 Series, iPower, and Anywhere Now are trademarks of PictureTel Corporation, and PurePoint is a trademark of 1414c, Inc., a subsidiary of PictureTel Corp.

All other terms and product names may be trademark or registered trademarks of their respective owners.


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WHERE YOU CAN FIND MORE INFORMATION

Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by First Virtual Communications, Inc. and CUseeMe Networks, Inc. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and these other documents may also be obtained for free from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

First Virtual Communications, Inc. and CUseeMe Networks, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First Virtual Communications, Inc. and CUseeMe Networks, Inc. with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in First Virtual Communications, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 30, 2000 and CUseeMe Networks, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 28, 2000. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from First Virtual Communications, Inc. and CUseeMe Networks, Inc.